ALEXANDER M. DONALDSON

adonaldson@wyrick.com

May 14, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Furiex Pharmaceuticals, Inc.

Information Statement on Form 10-12B, filed February 24, 2010, as amended on April 8 and April 29, 2010

File No. 001-34641

Dear Mr. Riedler:

We write this letter on behalf of our client Furiex Pharmaceuticals, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated May 11, 2010. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Risk Factors

“If PPD waives one or more conditions to the spin off, it could adversely affect our operations …,” page 15.

1.	We note your statement that waivers of other conditions could also have material adverse consequences. Please revise to describe the potential adverse consequences that may result from the waiver of other conditions.

The referenced sentence has been deleted from page 15 because there remains only one condition that PPD can waive and still complete the spin-off. The deleted sentence should have been removed from the prior submission. The risk factor has been updated to reflect the one remaining condition and to remove any mitigating factors.

Our Business

Priligy, page 43

2.	We note your disclosure that the sales-based royalties range is in the low double-digit percentages. This range is too large to be meaningful. Please revise to use a range such as the “single-digits,” “teens,” “twenties,” etc. To the extent that this rate increases based in sales volume, you should clarify that the range also fluctuates. For example, if the royalty rate is in the mid-teens and rises as sales volume increases up to a maximum of 20%, your disclosure should reflect both ranges. Similarly, revise the relevant discussions on pages 45 and 47. Please be advised that we will not be able to clear these comments until this information is included in your registration statement.

The required disclosures have been made on pages 43-46, 66-67, F-24, F-37, F-38 and F-53.

*  *  *  *  *

United States Securities and Exchange Commission

Division of Corporation Finance

May 14, 2010

Please be advised that we have made additional revisions to the Information Statement to reflect updates to various disclosures.

Furiex Pharmaceuticals, Inc. respectfully submits that the foregoing discussions and amendments to the Information Statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

On behalf of Furiex Pharmaceuticals, Inc. we acknowledge that:

•	Furiex is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the Furiex filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Furiex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alexander M. Donaldson

cc: Marshall Woodworth